                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
            Information Statement Pursuant to Rules 13d-1 and 13d-2



                                Consolidated Freightways, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                             Common Stock, $.625 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   209237106
-------------------------------------------------------------------------------
                                 (CUSIP Number)



     Check the following box if a fee is being paid with this statement    X
                                                                        -------
     . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                         (Continued on following pages)

                               Page 1 of 9 Pages

-------------------------
CUSIP NO.
209237106
---------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                         (a) _____
                                         (b) _____
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4. Citizenship or Place of Organization

                        New York
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned By Each Reporting Person With
                  5  SOLE VOTING POWER

                            0
                  -------------------------
                  6  SHARED VOTING POWER

                        2,404,513
                  -------------------------

                  7  SOLE DISPOSITIVE POWER
                            0
                  -------------------------

                  8  SHARED DISPOSITIVE POWER
                        3,141,513
                  -------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,141,513

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.2%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

     BD-PN-IA
--------------------------------------------------------------------------------

                               Page 2 of 9 Pages

---------------------
CUSIP NO.
209237106
---------------------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                         (a) _____
                                         (b) _____
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------

NUMBER OF         5  SOLE VOTING POWER
SHARES
BENEFICIALLY                0
OWNED             6  SHARED VOTING POWER
 BY
EACH                    2,404,513
REPORTING
PERSON            7  SOLE DISPOSITIVE POWER
WITH                        0

                  8  SHARED DISPOSITIVE POWER
                        3,141,513

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                 3,141,513
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.  Percent of Class Representing by Amount in Row (9)

                 7.2
--------------------------------------------------------------------------------
12.  Type of Reporting Person

                      HC-PN
--------------------------------------------------------------------------------

                               Page 3 of 9 Pages

     Item 1(a).  Name of Issuer:
                 Consolidated Freightways, Inc.

     Item 1(b).  Address of Issuer's Principal Executive Offices:
                 3240 Hillview Avenue
                 Palo Alto, CA  94304

     Item 2(a).  Name of Person Filing:
                 The Goldman Sachs Group, L.P. and  Goldman, Sachs & Co.

     Item 2(b).  Address of Principal Business Office, or, if None, Residence:
                 85 Broad Street
                 New York, NY   10004

     Item 2(c).  Citizenship:
                 The Goldman Sachs Group, L.P. - Delaware
                 Goldman, Sachs & Co. - New York

     Item 2(d).  Title and Class of Securities:
                 Common Stock, $.625 par value

     Item 2(e).  CUSIP Number:
                 209237106

     Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b). check whether the person filing is a :

           (a).X Broker or dealer registered under Section 15 of the Act, Goldman, Sachs & Co.

           (b). Bank as defined in Section 3(a)(6) of the Act,

           (c). Insurance Company as defined in Section 3(a)(19) of the Act,

           (d). Investment Company registered under Section 8 of the Investment Company Act,

           (e).X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
                    Goldman, Sachs & Co.

           (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

                               Page 4 of 9 Pages

           (g).X Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
                    The Goldman Sachs Group, L.P.

           (h). Group, in accordance with Rule 13d-1(b)(ii)(H).


     Item 4.   Ownership.

           (a).  Amount beneficially owned:
                 See the responses(s) to Item 9 on the attached cover page(s).

           (b).  Percent of class:
                 See the response(s) to Item 11 on the attached cover page(s).

           (c). Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:
                    See the response(s) to Item 5 on the attached cover
                      page(s).

               (ii) Shared power to vote or direct the vote:
                    See the response(s) to Item 6 on the attached cover
                      page(s).

               (iii)  Sole power to dispose or to direct the disposition of:
                      See the response(s) to Item 7 on the attached cover
                        page(s).

               (iv) Shared power to dispose or to direct the disposition of:
                    See the response(s) to Item 8 on the attached cover
                     page(s).

     Item 5.   Ownership of Five Percent or Less of a Class.
                    Not Applicable

     Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
                    Not Applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                    See Exhibit(99.2)

     Item 8.   Identification and Classification of Members of the Group.
                    Not Applicable

     Item 9.   Notice of Dissolution of Group.
                    Not Applicable

                               Page 5 of 9 Pages

     Item 10.  Certification.

                         By signing below I certify that, to the best of my
               knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1996


                                    THE GOLDMAN SACHS GROUP, L.P.


                                    By: /s/ David B. Ford
                                    -----------------------------
                                    Name: David B. Ford
                                    Title:  General Partner



                                    GOLDMAN, SACHS & CO.


                                     By: /s/ David B. Ford
                                     -----------------------------
                                     Name: David B. Ford
                                    Title:  General Partner

                               Page 6 of 9 Pages

                               INDEX TO EXHIBITS



Exhibit No.    Exhibit
-----------    -------

  99.1 Joint Filing Agreement, dated February 14, 1996, between The Goldman Sachs Group, L.P., and Goldman, Sachs & Co.

  99.2         Item 7 Information

                               Page 7 of 9 Pages